CYIOS Corporation
“C Your Integrated Office System”

May 17, 2006

VIA EDGAR& FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:	Daniel L. Gordon

Branch Chief

Re:	Worldteq Group International, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004

Filed May 20, 2005;

Form 10-KSB/A for the fiscal year ended December 31, 2004;

Filed June 3, 2005

Form 10-QSB for the quarterly period ended March 31, 2005

File Number: 0-27243

Ladies and Gentlemen:

This letter is written in my capacity as President and Chief Executive Officer of CYIOS Corporation, a Nevada corporation, formerly known as Worldteq Group International (the “Company”) in response to your letter dated April 20, 2006.

In connection with any and all staff comments we have received on these filings and any interaction with the staff, we hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of disclosure in these filings and any filings we make with the Commission
2.	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings
3.	We may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention.

On behalf of CYIOS Corporation I am,

Sincerely yours,

/s/ Timothy Carnahan

Timothy Carnahan

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 204-3006 Fax 202 315-3458
411@CYIOS.com